AMP 8/13/02

TC 8/13

02023019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51538

RECD S.E.C.
AUG 0 9 2002
838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/01 (MM/DD/YY) AND ENDING 05/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEORGESON SHAREHOLDER SECURITIES CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET
(No. and Street)

NEW YORK	NY	11561
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD WARD — 212-440-9927
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
P AUG 1 6 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH

SEC 1410 (05-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Georgeson Shareholder Securities, as of May 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

FINANCIAL + OPERATIONS PRINCIPAL
Title

[signature] WALLACE MAHR
Notary Public
Notary Public, State of New York
No. 4520569
Qualified in Nassau County
Commission Expires July 31, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Georgeson Shareholder Securities Corporation

Statement of Financial Condition

May 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Georgeson Shareholder Securities Corporation

We have audited the accompanying statement of financial condition of Georgeson Shareholder Securities Corporation as of May 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Georgeson Shareholder Securities Corporation at May 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

July 29, 2002

Georgeson Shareholder Securities Corporation

Statement of Financial Condition

May 31, 2002

Assets	
Cash and cash equivalents	$ 556,345
Cash segregated under federal regulations	395,570
Accounts receivable (net of allowance of $418,494)	7,210,935
Deferred tax asset	173,717
Other assets	8,900
Total assets	$ 8,345,467
Liabilities and Stockholder's equity	
Liabilities:	
Accrued expenses and other liabilities	$ 3,856
Payable to customers	45,449
Due to affiliates	143,220
	192,525
Stockholder's equity	8,152,942
Total liabilities and stockholder's equity	$ 8,345,467

See accompanying notes.

Georgeson Shareholder Securities Corporation

Statement of Financial Condition

May 31, 2002

1. General

Georgeson Shareholder Securities Corporation (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Georgeson Shareholder Communications, Inc. (the "Parent").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company primarily acts as a broker in the arrangement of the purchase of unexchanged securities of merged corporations from individual shareholders through a transfer agent and the exchange of such securities for cash or for equity securities in the new merged corporation.

2. Summary of Significant Accounting Policies

Income Taxes

The Company accounts for income taxes on the liability method as required by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Fair Values of Financial Instruments

The carrying amounts of all financial instruments included in assets and liabilities in the statement of financial condition approximate their fair values.

3. Related Party Transactions

In accordance with a formal agreement with the Company, the Parent pays most expenses on behalf of the Company and is then reimbursed by the Company through an intercompany account. In addition, the Parent collects revenues on behalf of the Company, and Company makes non-interest bearing cash advances to the Parent, all of which is recorded through this same inter-company account. At May 31, 2002 the Company offset the cumulative net receivable balance of $7,312,754 with a non-cash dividend to the Parent.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include certain marketing and printing activities performed by affiliates on behalf of the Company.

The Parent incurs virtually all operating expenses including rent, professional fees, accounting, finance, travel, information technology, human resources, and other miscellaneous expenses on behalf of its subsidiaries. These costs are in turn allocated to their subsidiaries on a pro-rata basis.

The Company incurred commission expense to affiliates in return for revenue initiated by these affiliates. This commission is included in brokerage commissions in the statement of income. At May 31, 2002 $143,220 remains payable and is reflected as due to affiliates in the statement of financial condition.

4. Regulatory Requirements

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

In accordance with the Rule, the broker-dealer is required to maintain minimum net capital, as defined, of $250,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At May 31, 2002, the Company had net capital, as defined, of $759,390, which was $509,390 in excess of its required net capital of $250,000. At May 31, 2002, the Company had aggregate indebtedness of $192,525. The ratio of aggregate indebtedness to net capital was .25 to 1.

4. Regulatory Requirements (continued)

At May 31, 2002 the Company had $395,570 of cash held in special reserve accounts for the exclusive benefit of customers. The Company's reserve requirement as per Rule 15c3-3 of the Securities and Exchange Commission was $45,449.

5. Income Taxes

The Company is part of a group that files a consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis. Amounts due to the Parent with respect to current income taxes are settled currently.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax asset consists primarily of allowance for returned tenders of shares.

6. Contingencies

From time to time the Company is a defendant in certain litigation and in addition is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position.

STATEMENT OF FINANCIAL CONDITION

Georgeson Shareholder Securities Corporation

May 31, 2002 with Report of Independent Auditors